               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

    BUDD   MARVYN      A.
   (Last)  (First)  (Middle)

   633 YORKHILL BOULEVARD
   (Street)

   THORNHILL, ONTARIO L4J 5L9
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   11/12/98

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   OFFICELAND INC. (OFLDF)

5. Relationship of Reporting Person to Issuer(s) (Check all applicable)

   /x/ Director                            / / 10% Owner
   /x/ Officer (give title below)          / / Other (specify below)

       President & Chief Executive

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   / / Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security (Instr. 4)      (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
COMMON SHARE, NO PAR VALUE           442,181           D
COMMON SHARE, NO PAR VALUE           102,054           I           BY SPOUSE

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
1. SENIOR SUBORDINATED UNSECURED CONVERTIBLE
   NOTE (SEE EXPLANATION OF RESPONSES BELOW)*      *            *                        COMMON SHARE                      2,647
                                                   *            *                        COMMON SHARE                      2,647
                                                   *            *                        COMMON SHARE                      2,647

2. EMPLOYEE STOCK OPTIONS (1996)                   #        10/1/2002                    COMMON SHARE                    107,059

3. EMPLOYEE STOCK OPTIONS (1997)                   #        10/1/2003                    COMMON SHARE                    148,536

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
1. SENIOR SUBORDINATED UNSECURED CONVERTIBLE
   NOTE (SEE EXPLANATION OF RESPONSES BELOW)*       $3.40            D
                                                    $2.00            D
                                                    $1.50            D

2. EMPLOYEE STOCK OPTIONS (1996)                    $0.40            D

3. EMPLOYEE STOCK OPTIONS (1997)                    $3.00            D

Explanation of Responses:

* (PLEASE REFER TO THE ATTACHMENT)

# VESTED AND EXERCISABLE IMMEDIATELY


           MARVYN A. BUDD                      December 21, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                    FORM 3

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

EXPLANATION OF RESPONSES:

              Table II--Derivative Securities Beneficially Owned

     The principal amount of the Senior Subordinated Unsecured Convertible Note (the "Convertible Notes"), in whole, is convertible into Units (the "Units"), each Unit being comprised of one Class B Special Share (the "Class B Shares"), one $1.50 Common Share Warrant and one $2.00 Common Share Warrant.

     The Convertible Notes are convertible into B Units upon the completion of the Issuer's audited financial statements for the fiscal year ended November 30, 1998 as follows:

       i. automatically at $3.40 per B Unit if the Issuer's gross profit is a minimum of 90% of a certain projected gross profit ("PGP");

      ii. automatically if the Issuer's gross profit is less than 90% of the PGP, but more than 70% of the PGP, at a price per B Unit determined by multiplying $3.40 by a fraction, the numerator of which is the gross profit and the denominator of which is the PGP, provided that the conversion price shall not be less than $2.72 per B Unit; or,

     iii. if the Company fails to achieve gross profit equal to 70% of PGP, the holder of the Convertible Note has the option of converting at a price of $2.72 per B Unit or, retaining the Convertible Note, without the convertibility feature, and receiving, for each $10.00 in principal amount of the Convertible Note then outstanding, one warrant to purchase one Common Share exercisable at $2.72 per Common Share for five years from the date of their issue.

     Each Class B Share is convertible at any time into one Common Share. Each Class B Shares has no Date Exercisable and no Expiration Date.

     Each $1.50 Common Share Warrant entitles the holder to purchase one Common Share from the Company at a price of $1.50. The $1.50 Common Share Warrant expires on November 10, 2003 and may be exercised at any time prior to that date.

     Each $2.00 Common Share Warrant entitles the holder to purchase one Common Share from the Company at a price of $2.00. The $2.00 Common Share Warrant expires on November 10, 2003 and may be exercised at any time prior to that date.